

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
SWCD LLC dba Campfire Capital

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) SWCD LLC dba Campfire Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which SWCD LLC dba Campfire Capital claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) SWCD LLC dba Campfire Capital stated that SWCD LLC dba Campfire Capital met the identified exemption provisions throughout the most recent fiscal year without exception. SWCD LLC dba Campfire Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SWCD LLC dba Campfire Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 24, 2016

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